UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
001-41107

NOTIFICATION OF LATE FILING	CUSIP NUMBER
L 18268109

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2024

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:  _________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Codere Online Luxembourg, S.A.

Full Name of Registrant

Former Name if Applicable

7 rue Robert Stümper, L-2557

Address of Principal Executive Office (Street and Number)

Luxembourg, Grand Duchy of Luxembourg, R.C.S. Luxembourg: B255798

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, on December 31, 2024, Codere Online Luxembourg, S.A. (the “Company”) engaged MaloneBailey LLP (“MaloneBailey”) as the Company’s new independent registered public accounting firm for the Company’s fiscal years ended December 31, 2023, and December 31, 2024, after the resignation, on December 20, 2024, of Marcum LLP.

The Company has determined that it is unable to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (the “2024 Form 20-F”) within the prescribed time period without unreasonable effort and expense because of how recently the Company’s new auditor was engaged and that additional time is necessary to complete the audit of the Company’s financial statements for the year ended December 31, 2024. This delay is also driven by the significant efforts to complete and file the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “2023 Form 20-F”), which the Company filed earlier today.

The Company is working diligently to complete the audit of its financial statements in order to file the 2024 Form 20-F as soon as practicable. Although the Company expects to be able to do so this month, the Company currently believes it will be challenging to file the 2024 Form 20-F within the fifteen-day grace period provided by Rule 12b-25 under the Securities Exchange Act of 1934.

PART IV — OTHER INFORMATION

Name and telephone number of person to contact in regard to this notification

Guillermo Lancha	+34	91354 28 00
(Name)	(Area Code)	(Telephone Number)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes   ☐ No

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has made preliminary determinations of certain results of operations. Total revenue for the year ended December 31, 2024, is expected to be approximately €201.4 million, compared to €161.6 million for the year ended December 31, 2023. Net income (loss) for the year ended December 31, 2024, is expected to be approximately €3.7 million, compared to (€2.4) million for the year ended December 31, 2023. The unaudited financial information set out above is preliminary and subject to potential adjustments, which could result in differences from this preliminary unaudited financial information.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, the Company’s expectations as to the outcome of its preparation and review of its financial statements and preliminary determinations of certain financial results.

These forward-looking statements involve risks and uncertainties, and actual results could vary materially from these forward-looking statements. Factors that may cause future results to differ materially from management’s current expectations include, among other things, the discovery of additional information relevant to the review of the Company’s financial statements; the conclusions of management (and the timing of the conclusions) concerning matters relating to the Company’s financial statements; the timing of the review by, and the conclusions of, the Company’s independent registered public accounting firm regarding the Company’s financial statements; the possibility that errors may be identified; and the risk that the completion and filing of the Form 20-F will take longer than expected. The Company disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.

Codere Online Luxembourg, S.A.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 1, 2025	By	/s/ Oscar Iglesias
		Name:	Oscar Iglesias
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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